# SEC Schedule 13G/A (Amendment No. 33) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: STRATUS PROPERTIES INC, CIK 0000885508
CUSIP: 863167201
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 212 LAVACA STREET, SUITE 300, AUSTIN, Texas (TX), 78701
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001041885

## Reporting persons
- INGALLS & SNYDER LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,092,084; aggregate amount beneficially owned 1,092,084 (13.5% of the class)

## Item 1. Issuer
Name of issuer: STRATUS PROPERTIES INC
Address of issuer's principal executive offices: 212 LAVACA STREET, SUITE 300, AUSTIN, TEXAS, 78701

## Item 2. Person Filing
Name of person filing: INGALLS & SNYDER LLC
Address of principal business office or, if none, residence: 1 ROCKEFELLER PLAZA, NEW YORK, NY 10020
Citizenship: New York State

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,092,084
Percent of class: 13.5%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,092,084

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Securities reported under Shared Dispositive Power include securities owned by clients of Ingalls & Snyder LLC, a registered broker dealer and a registered investment advisor, in accounts managed under investment advisory contracts.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- INGALLS & SNYDER LLC: Thomas O Boucher Jr, Managing Director (02/21/2025)